Exhibit 12.1

EVOLUTION PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS

(In thousands, except ratios)

RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and tax-adjusted preferred stock dividends were as follows for the periods indicated in the table below. See Exhibit 12 for explanation of the calculations and key terms.

	Nine Months Ended March	Year ended June 30,
(Dollar amounts in thousands)	31, 2010	2009	2008	2007	2006	2005

Earnings (loss) from continuing operations, pre-tax and before fixed charges	$(2,884)	$(3,618)	$(2,656)	$(2,449)	$40,706	$(2165)

Fixed Charges	$38	$50	$47	$27	$2,615	$402
Tax-adjusted Preferred Stock Dividends	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Fixed Charges					17
Fixed charges coverage deficiency	$38	$50	$47	$27		$402

Ratio of Earnings to Combined Fixed Charges and Tax-adjusted Preferred Stock Dividends					17
Combined coverage deficiency	$38	$50	$47	$27		$402

Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and tax-adjusted preferred stock dividends were computed based on the following components:

Earnings. For the ratio calculations, “Earnings (loss) from continuing operations, pre-tax and before fixed charges” refers to consolidated income (loss) from continuing operations before income taxes and excluding fixed charges. The following customary other adjustments were all zero for the reporting periods: additions of (a) minority interests in consolidated subsidiaries or income or loss from equity investees, (b) amortization of capitalized interest, (c) distributed income of equity investees, and (d) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, and subtractions of (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

Fixed charges. The term “fixed charges” means in our case the estimated interest factor in rental expense of leasing office space, plus interest expensed. The following other customary components of fixed charge were zero for the reporting periods: (a) interest capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) preference security dividend requirements of consolidated subsidiaries.

Tax-adjusted Preferred Stock Dividends. The term “Tax-adjusted Preferred Stock Dividends” is the amount of pre-tax earnings required to pay the dividends on outstanding preference securities.   We have not issued preference securities for the reporting periods presented.

The term “fixed charges coverage deficiency” refers to the amount of fixed charges for the year in excess of that year’s Earnings from continuing operations, pre-tax and before fixed charges (See the discussion of Earnings above). If such Earnings are zero or negative (i.e., a Loss), then the deficiency equals the year’s total fixed charges.